CITI
100 Summer Street
Suite 1500
Boston, MA 02110
February 12, 2009
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: RidgeWorth Funds (“RidgeWorth”) –File Nos. 033-45671 and 811-06557
Dear Mr. O’Connor:
This is in response to your comments regarding RidgeWorth’s post-effective amendment no. 77 to its registration statement as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2008, which you, Kristin Person of Citi Fund Services Ohio, Inc. and I discussed by telephone on January 30, 2009. The numbered paragraphs below correspond to the order of your comments.
1.	Comment: You have asked whether there is a percentage limitation on the investment by the RidgeWorth Intermediate Bond Fund and RidgeWorth Total Return Bond Fund (“Funds”) in foreign securities or whether the amount of investment is in the discretion of the adviser.

Response: Generally the Funds are permitted by their investment policies to invest in foreign securities and have no specific limitation on the percentage of assets that may be invested in such securities. The Investment Strategy section of the prospectus discloses that the Funds’ investment in non-U.S. issuers may be significant.

2.	Comment: You have asked whether there is a percentage limitation on the investment by the Funds in derivatives.

Response: Generally the Funds are permitted by their investment policies to invest in derivative instruments and no specific limitation on the percentage of assets that may be committed to derivatives has been imposed on the Funds.

3.	Comment: You have asked RidgeWorth whether it will continue to enter into credit default swaps, whether these will be used for hedging purposes or speculation and to disclose counterparty risk related to investing in such instruments.

Response: The Subadviser currently expects to continue to enter into and use credit default swaps as disclosed in the prospectus, which may be used for hedging or speculative purposes. RidgeWorth will add disclosure regarding counterparty risk associated with credit default swaps.

Mr. James O’Connor
July 29, 2008

4.	Comment: You questioned the disclosure regarding the conflict of interest risk as it relates to floating rate loan risk, noting that the same risk could be true for any investment.

Response: The purpose of the disclosure is to address the potential conflict of interest that exists when Seix Structured Products, LLC (“SSP”) is purchasing bank loans for the purpose of creating collateralized loan obligations (“CLOs”). This conflict of interest risk applies primarily to bank loans because bank loans comprise the vast majority (at least 90%) of the assets held by CLOs. The Subadviser developed trade allocation procedures to address potential conflicts of interest.

5.	Comment: You have asked RidgeWorth to revise the risk disclosure regarding asset-backed and mortgage-backed securities to enhance the disclosure regarding credit and liquidity risks and the difficulty of valuing such instruments.

Response: RidgeWorth will enhance the risk disclosure as requested.
RidgeWorth acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. RidgeWorth further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the SEC from taking any action with respect to such filing.
If you have any questions regarding the above responses, please contact me at (617) 824-1369.
Very truly yours,

/s/ Cynthia Surprise Cynthia Surprise